EXHIBIT 1

NOTICE OF DISSOLUTION OF GROUP

The undersigned was previously party to an Amended and Restated Shareholders’ Agreement with Guess?, Inc. and certain other shareholders of the company.  Accordingly, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, the undersigned reported his beneficial ownership of the shares of common stock, $0.01 par value, of Guess?, Inc. (the “Common Stock”) by filing jointly, as part of a group, a Statement on Schedule 13G (and all amendments thereto).  That shareholders’ agreement terminated on May 12, 2003.  The undersigned will report, if required, all further filings with respect to his transactions in the Common Stock in his individual capacity.

Date: May 30, 2003

/s/ Armand Marciano
Armand Marciano